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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8- 68928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOVAHILL PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 MONTGOMERY ST., SUITE 400
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY WEISS 732 319 1650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO, LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PKWY LIVINGSTON NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Michael E Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Novahill Partners LLC, as of Dec. 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRITTANY L. RICE
NOTARY PUBLIC
REG. #7552031
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES NOVEMBER 30, 2017

Signature

Managing Director

Title

Brittany Rice

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>NOVA*HILL* PARTNERS, LLC</u>

<u>FINANCIAL STATEMENTS</u>
<u>Supplementary information</u>
<u>Including facing page</u>
<u>DECEMBER 31, 2016</u>

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have audited the accompanying statement of financial condition of Nova*hill* Partners, LLC ("Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Nova*hill* Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova*hill* Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2017

Nova*hill* Partners LLC
Statement of Financial Condition
December 31, 2016

Assets:

Cash	**$ 61,909**
Other Assets	**$ 105**
	$ 62,014

Liabilities and Members' Equity

Liabilities:	
Accrued Expenses	**$ 1,212**
Commitments and Contingencies	
Members' Equity	**$ 60,802**
	$ 62,014

The accompanying notes are an integral part of these financial statements.

Nova*hill* Partners LLC
Statement of Operations
Year Ended December 31, 2016

Revenue:	
Advisory service fee	**$ 560,750**
Interest income	**$ 82**
	$ 560,832
Expenses:	
Bank charges	**$ 131**
Charitable contributions	**$ 795**
Insurance	**$ 972**
Guaranteed payment	**$ 348,769**
Professional fees	**$ 142,970**
Regulatory fees	**$ 4,282**
Rent	**$ 18,093**
Research data service	**$ 28,922**
Telephone	**$ 1,672**
Travel	**$ 12,150**
Office expenses	**$ 21,719**
	$ 580,475
Net Loss	**$ (19,643)**

The accompanying notes are an integral part of these financial statements.

Nova*hill* Partners LLC
Statement of Changes in Members' Equity

Balance as of January 1, 2016	**$ 80,445**
Net loss	**$ (19,643)**
Balance, December 31, 2016	**$ 60,802**

The accompanying notes are an integral part of these financial statements.

Nova*hill* Partners LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flow Provided By (Used For):

Operating Activities:	
Net loss	**$ (19,643)**
Adjustments to Reconcile Net loss to Net Cash Used for Operating Activities:	
Accrued Expenses	**$ 631**
Other Assets	**$ 6,095**
Net decrease in Cash	**$ (12,917)**
Beginning balance	**$ 77,826**
Ending balance	**$ 61,909**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Nova*hill* Partners, LLC (the "Company") was incorporated in May 2002 in the State of New York and moved to New Jersey in March 2004. When the Company's mix of business changed, it submitted a New Member Application to Financial Industry Regulatory Authority, Inc. ("FINRA") in September 2011 and was accepted on February 23, 2012. The Company moved its headquarters to Alexandria, Virginia in October 2012. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenue is recognized at the completion of a project with the closing of the deal. Retainer revenue is recognized upon billing of the client.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. No interest or penalties have been incurred during the year ended December 31, 2016. At December 31, 2016, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2016 through February 20, 2017, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2016, the Company had net capital of $ 60,697 which was $ 55,697 in excess of its minimum dollar net capital requirement of $ 5,000.

At December 31, 2016 the Company's net capital is as follows:

	2016
Net capital	$ 60,697
,Net capital requirement	5,000
Excess Net Capital	$ 55,697
Aggregate Indebtedness to Net Capital	2%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements."

There were no differences between this computation of net capital and the corresponding computation prepared by the Company, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2016.

NOTE 3 - COMMITMENTS:

The Company signed a lease agreement in October 2016, for the rental of office space in Alexandria, Virginia. The lease is for one year and expires on October 31, 2017. The lease requires monthly rental payments of $ 1,250. Rent expense amounted to $ 18,093 for the year ended December 31, 2016.

NOTE 4 - CONSENTRATION:

As of December 31, 2016, 100% of the service revenue was due to a single client.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have audited the financial statements of Nova*hill* Partners, LLC as of and for the year ended December 31, 2016, and have issued our report thereon dated February 20, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Nova*hill* Partners, LLC's financial statements. The supplementary information is the responsibility of Nova*hill* Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 20, 2017

Nova*hill* Partners LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital:			
Total Members' Equity Qualified for Net Capital		$ 60,802	
Less: deductions and/or Charges:			
Nonallowable Assets		$ 105	
Net Capital		$ 60,697	
Aggregate Indebtedness:			
Items included in Financial Condition:			
Accrued Expenses	$ 1,212		
Total Aggregate Indebtedness:		$ 1,212	
Computation of Basic Net Capital Requirements:			
Net Capital required		$ 5,000	
Excess Net Capital		$ 55,697	
Net Capital in Excess of 120% of Minimum Requirement			$ 54,697
Ratio: Aggregate Indebtedness To Net Capital		2%	

Reconciliation with Company's Computation Included in Part IIA of Form X-17A-5 as of December 31, 2016:

Net Capital, as reported in Company's (unaudited) FOCUS Report Part IIA	$ 60,697
Net Audit Adjustments	-
Net Capital Per Above	$ 60,697

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report as of December 31, 2016, in which (1) Nova*hill* Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nova*hill* Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions") and (2) Nova*hill* Partners, LLC stated that Nova*hill* Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nova*hill* Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nova*hill* Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 20, 2017

Nova*hill*
Partners LLC

January 23, 2017

To whom it may concern:

The company is not required to furnish information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, exemptive provision k(2)(i) of Rule 15c3-3. The company was in compliance with this exemptive provision at all times during the year ending December 31, 2016.

Michael E Doyle

Michael Doyle
Chief Compliance Officer

Nova*hill* Partners, LLC
500 Montgomery Street, Suite 400
Alexandria, VA 22314
Office: +1 (571) 447-4310 Fax: +1 (571) 257-0962
e-mail: mdoyle@novahillpartners.com
Nova*hill* Partners LLC: Member FINRA / SiPC

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Nova*hill* Partners, LLC and SIPC, solely to assist you and the other specified parties in evaluating Nova*hill* Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Nova*hill* Partners, LLC's management is responsible for Nova*hill* Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported on Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and on the related schedules and working papers supporting the adjustments, if any, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/16

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Novahill Partners, LLC
500 Montgomery Street
Suite 400
Alexandria, VA 22314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey Weiss
732-319-1650

2. A. General Assessment (item 2e from page 2) $ 1401.88

B. Less payment made with SIPC-6 filed (exclude interest) (75.00)

7/14/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1326.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1326.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NOVAHILL PARTNERS LLC
(Name of Corporation, Partnership or other organization)

Michael E. Doyle
(Authorized Signature)

Dated the 31 day of JANUARY, 20 17.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/16
and ending 12/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 560,750
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 560,750
2e. General Assessment @ .0025	$ 1401.88 (to page 1, line 2.A.)

Nova*hill*
Partners LLC
February 23, 2017

SEC
Mail Processing
Section

FEB 27 2017

Washington DC
415

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Gentlemen:

Enclosed is the December 31, 2016 Audit Report for Nova*hill* Partners LLC, CRD # 158852 & SEC File # 8-68928.

Sincerely,

Jeffrey Weiss
Director
Nova*hill* Partners LLC

Nova*hill* Partners, LLC
500 Montgomery Street
Alexandria, VA 22314
Office: +1 (571) 447-4310 Fax: +1 (571) 257-0962
e-mail: mdoyle@novahillpartners.com
Nova*hill* Partners LLC: Member FINRA / SiPC